[redacted]

SECU 05036925 SION

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH., D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North American Clearing, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 WEST STATE ROAD 434
(No. and Street)

LONGWOOD, FL 32750
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND, FLORIDA 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN GALLAGHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH AMERICAN CLEARING, INC., as of FEBRUARY 18, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

Sheryl Kisling
My Commission DD045286
Expires August 06, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH AMERICAN CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2004
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

NORTH AMERICAN CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

Report of Independent Certified Public Accountants

Stockholder and Board of Directors
North American Clearing, Inc.

We have audited the accompanying statement of financial condition of North American Clearing, Inc., (formally Advantage Trading Group, Inc.), as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Clearing, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

February 18, 2005

NORTH AMERICAN CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets	
Cash and cash equivalents	$ 6,855,987
Deposits at clearing organizations	1,071,513
Receivables from customers	26,380,533
Receivables from broker dealers and clearing organizations	1,208,615
Prepaid expenses and other current assets	51,220
Property and equipment, net of accumulated depreciation of $147,817	43,400
Goodwill	960,414
Customer lists, net of amortization of $140,796	1,981,142
Total assets	$ 38,552,824
Liabilities and Stockholder's Equity	
Liabilities:	
Cash overdrafts	1,608,367
Note payable, net of discount of $354,773	1,907,437
Payable to customers	23,448,850
Payable to broker dealers and clearing organizations	3,674,840
Securities sold, not yet purchased	619,873
Accounts payable	1,005,965
Accrued expenses	3,014,585
Total liabilities	35,279,917
Stockholder's equity:	
Common stock, $10 par value; 1,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	4,218,729
Accumulated deficit	(955,822)
Total stockholder's equity	3,272,907
Total liabilities and stockholder's equity	$ 38,552,824

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Clearing	$ 11,090,174
Trading	1,394,909
Other	12,770
Interest and dividend	5,782
	12,503,635
Expenses:	
Clearing and execution costs	9,197,193
Salaries, wages, taxes and benefits	1,164,376
Other expenses	917,799
Depreciation and amortization	174,064
Occupancy costs	150,368
Interest	23,752
Advertising	23,506
	11,651,058
Income before provision for income tax expense	852,577
Federal and state income tax expense	-
Net income	$ 852,577

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2004	1,000	$ 10,000	$ 4,273,889	$(1,808,399)	$ 2,475,490
Capital contribution	-	-	71,000	-	71,000
Distribution to shareholder		-	(126,160)	-	(126,160)
Net income	-	-	-	852,577	852,577
Balance, December 31, 2004	1,000	$ 10,000	$ 4,218,729	$ (955,822)	$ 3,272,907

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flow from operating activities:	
Net income	$ 852,577
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	174,064
Increase or decrease in assets and liabilities:	
Increase in cash deposit with clearing brokers	(761,334)
Increase in receivables from customers	(24,208,637)
Increase in receivables from broker dealers and clearing organizations	(974,067)
Increase in prepaid expenses and other assets	(51,220)
Decrease in securities purchased, not yet sold	23,730
Decrease in non-current assets	12,088
Increase in cash overdrafts	1,282,379
Increase in payable to customers	21,387,733
Increase in payable to broker dealers and clearing organizations	2,878,588
Increase in securities sold, not yet purchased	619,873
Increase in accounts payable and accrued expenses	3,777,553
Total cash provided by operating activities	5,013,327
Cash flow from investing activities:	
Purchase of customer list	(2,121,938)
Purchase of capital equipment	(18,800)
Total cash used in investing activities	(2,140,738)
Cash flow from financing activities:	
Issuance of note payable, net of discount	2,031,938
Payments on note payable	(124,501)
Payment on loan from related party	26,274
Capital contribution from related party	71,000
Capital distribution	(126,160)
Total cash provided by financing activities	1,878,551
Net increase in cash	4,751,140
Cash and cash equivalents, beginning of year	2,104,847
Cash and cash equivalents, end of year	$ 6,855,987
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 23,752
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NORTH AMERICA CLEARING, INC.
(FORMALLY ADVANTAGE TRADING GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION

North American Clearing, Inc. (the "Company"), (formerly Advantage Trading Group, Inc.) was incorporated on July 24,1995 in the state of Florida. The Company changed its name during October, 2004. The Company acts as a principal in providing order execution services for independent broker dealers. The Company also acts as a clearing broker for other independent broker dealers. The Company's main office is in Longwood, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Receivables from and payable to customers – Accounts receivable from and payable to customers include amounts due on cash and margin accounts. Securities owned by customers are held as collateral for receivables.

Securities owned and securities sold, not yet purchased - Securities owned, which are readily marketable, and securities sold, not yet purchased (short sales), are recorded at market value with unrealized gains and losses reflected in income. At December 31, 2004, the Company did not have any securities owned, and had securities sold, not yet purchased of approximately $620,000.

Property and equipment - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Impairment of long-lived assets – The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business t which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. No impairments were recognized during the year ended December 31, 2004.

Securities transactions - Securities transactions and the related revenue and expenses are recorded on a trade date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Order execution trading revenues, net – Order execution trading revenues, net are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company generally acts as principal in these transactions and does not receive a fee or commission for providing order executions services.

Clearing fees – Clearing fees are fees for clearing services, which involve confirmation, receipt, settlement, and custody and delivery of securities for other broker dealers.

Order flow rebates – Independent broker dealers utilize the Company as a clearing agent. The Company executes the trades and then rebates back to the brokerage firm for whom they are clearing an agreed upon amount for each trade in exchange for the flow of orders.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2004 were approximately $23,500.

Income taxes – The Company, with the consent of its stockholder, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholder. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Management estimates and Assumptions – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company leases office space from a corporation owned by the Chairman and CEO of the Company. During the year ended December 31, 2004, the Company recorded approximately $96,000 for rent of the office space. The Company paid approximately $25,000 of the property taxes on the building as part of its rental obligation, and the related party corporation forgave approximately $71,000 of the rent due, which was recorded as a capital contribution by the Company.

4. ACQUISITION AND NOTE PAYABLE

On August 20, 2004, the Company entered into an agreement to purchase all of the correspondent clearing accounts of a clearing organization. The purchase price was $2,490,000 and the Company paid $90,000 in cash and entered into a note payable to pay $2,400,000 over sixty (60) months, with payments commencing on September 20, 2004. Each monthly payment will be calculated as 50% of the gross revenue derived by the Company from the correspondent clearing accounts purchased under the agreement. If at any time prior to sixty (60) months, the total monthly payments equal $2,400,000, no further payments shall be due. If at the end of sixty (60) months, the total payments paid by the Company do not equal $2,400,000, then no further payments shall be due and the purchase price shall have been reduced accordingly.

Because the note payable does contain an interest rate, an imputed interest rate of 6% was applied to the note payable. Therefore, the Customer List purchased was valued at a market value of approximately $2,122,000 and a discount on the note was recorded of approximately $378,000. During the year ended December 31, 2004, the discount was reduced by approximately $23,900 and a corresponding interest rate was recorded.

Management of the Company has estimated the useful life of the Customer List to be sixty (60) months. Amortization recorded for the year ended December 31, 2004 was approximately $140,800.

5. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payable to broker dealers and clearing organizations at December 31, 2004, consisted of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 756,215	$ 1,104,175
Deposits on securities borrowed	452,400	-
Settlement payable	-	587,330
Other amounts due from/to brokers and dealers	-	1,983,479
	$ 1,208,615	$ 3,674,840

Deposits on securities borrowed represent cash on deposit with other brokers and dealers relating to securities borrowed. If these deposits are not returned, the Company could sustain a loss if the market value of the securities borrowed declines.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

Furniture and fixtures	$ 27,228
Computer equipment	163,989
	191,217
Less accumulated depreciation and amortization	(147,817)
	$ 43,400

Depreciation expense recorded on furniture, equipment and software for the twelve months ended December 31, 2004 was $ 34,127.

7. CASH OVERDRAFT

At December 31, 2004, the Company had cash overdrafts of approximately $1,608,367 that arise from checks being issued by the Company, which have not been presented to one of the Company's banks.

8. STOCKHOLDER'S EQUITY

During the year ended December 31, 2004, a capital contribution of $71,000 was made by the shareholder (see Note 3).

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), and the requirements of the securities exchanges of which it is a member. The Rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted under the Rule, which requires that net capital be equal to the greater of $250,000 or two percent (2%) of aggregate debit items computed in applying the formula for determination of reserve requirements. At December 31, 2004, the Company had net capital of $1,583,516, which was approximately 6% of aggregate debit balances of $28,108,701. At December 31, 2004, the Company had $1,021,342 excess of required net capital.

The Company is also subject to Rule 15c-3 under the Securities and Exchange Act of 1934, which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2004, the Company had a reserve requirement of $218,181, however, the Company had $830,000 deposited in the account.

9. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required t discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the contract value of the transaction.

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent t the date of the sale. At December 31, 2004, the Company had sold $619,873 of securities that it did not own.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable t fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are translated on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase and sell financial instruments at prevailing prices to fulfill customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and requires the customer t deposit additional collateral pursuant to such guidelines or to reduce positions.

The Company's customer financing and securities activities require the Company pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event other parties are unable to meet contractual obligations to return customer securities pledged as collateral, the Company may be exposed to risks of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company maintains cash balances at two national banks and one community bank. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

11. COMMITMENT AND CONTINGENCIES

The Company is a defendant in arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims.

SCHEDULE 1

NORTH AMERICAN CLEARING, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

	Unaudited Focus Report Filing as Filed	Audit Adjustments	Audited Financial Statements
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity	$ 3,279,083	$ (6,176)	$ 3,272,907
Deduct:			
Non-allowable assets:			
Partly secured accounts	87,767	-	87,767
Furniture and equipment, net	43,400	-	43,400
Goodwill	960,414	-	960,414
Intangible assets,net	71,122	2,583	73,705
Aged fail-to-deliver	467,885	-	467,885
Prepaid items and employee advances	59,979	(8,759)	51,220
		-	
Total non-allowable assets	1,690,567	(6,176)	1,684,391
Net capital before haircuts on securities positions	1,588,516	-	1,588,516
Less haircuts on securities positions	5,000	-	5,000
Net capital	$ 1,583,516	$ -	$ 1,583,516
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENTS:			
2% aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital			
Computation	$ 562,174	$ -	$ 562,174
Excess net capital	$ 1,021,342	-	$ 1,021,342
Percent of net capital to aggregate debit items	6%		6%

The difference between the computation of net capital per the Company's unaudited Focus Report Filing, as filed, dated January 24, 2005, and the computation according to these financial statements consists primarily of audit adjustments for the reclassification of assets and liabilities and the reduction of expenses.

SCHEDULE II
NORTH AMERICAN CLEARING, INC.
COMPUTATION AND DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Credit balances:	
Free credit balances and other credit balances in customer security accounts	$ 25,760,084
Monies borrowed collateralized by securities carried in the accounts of customers	-
Customers' securities failed to receive	1,104,175
Other	619,362
Total credit items	$ 27,483,621
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 25,751,732
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' failed to deliver	452,400
Margin required and/or deposit with Options Clearing for all option contracts written or purchased in customer accounts	1,616,239
Failed to deliver of customer securities not older than 30 days	288,330
Other	-
Aggregate debit items	28,108,701
Less 3% of aggregate debit items	(843,261)
Total debit items	$ 27,265,440
Reserve computations:	
Excess of total credits over total debits	$ (218,181)
Required deposit	$ 218,181
Amount held on deposit in reserve bank account	$ 830,000

There are no material differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's unaudited Focus Report filing dated January 27, 2005.

SCHEDULE III
NORTH AMERICAN CLEARING, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date), excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

Report on the Internal Control Structure Under Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Board of Directors
North American Clearing, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of North American Clearing, Inc. (formerly Advantage Trading Group, Inc.), for the year ended December 31, 2004, we considered its internal control structure, including control activities to safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by North American Clearing, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements of prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Comission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibilty are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets including securities, that we consider to be material weaknesses as defined above.

Ohab and Company, PA

February 18, 2005